SEC 1344 (2-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number:	3235-0058
Expires:	January 31, 2005
Estimated average burden hours per response	2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 11-K	☐ Form N-SAR

☐ Form 20-F	☒ Form 10-Q

For Period Ended:	November 27, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant     HEI, Inc.

Former Name if Applicable     N/A

Address of Principal Executive Office (Street and Number)     PO Box 5000, 1495 Steiger Lake Lane

City, State and Zip Code     Victoria, Minnesota 55386

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced, the Registrant experienced unforeseen delays in the collection and review of information and documents affecting disclosures in its Annual Report on Form 10-K. Specifically, the Registrant, in consultation with its independent auditors, determined that it should have its long-lived assets relating to its microelectronics operations valued by an independent third party in order to further evaluate the recoverability of the Registrant’s long-lived assets in accordance with Financial Accounting Standards No. 144 “Accounting for Impairment of Disposal of Long-Lived Assets” relating to the Registrant’s microelectronic operations. Such valuation has been competed but the Registrant has not yet finalized and filed its Annual Report on Form 10-K. As a result, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended November 27, 2004, within the prescribed time period due to the fact that the Registrant’s efforts have been focused on completing its Annual Report on Form 10-K.

Also as previously announced, KPMG LLP notified the Registrant that it would not stand for re-election as the Registrant’s independent public accounting firm for the fiscal year ending August 31, 2005 and that, as a result, the client-auditor relationship between the Registrant and KPMG will cease upon completion of the audit of the Registrant’s consolidated financial statements for the fiscal year ended August 31, 2004, and the filing of the Annual Report on Form 10-K for the fiscal year ended August 31, 2004. The Registrant cannot engage a new independent public accounting firm for its fiscal year ending August 31, 2005, until its relationship with KPMG ceases. Once the Registrant engages an independent public accounting firm for Fiscal 2005, such firm will need an appropriate amount of time to review the Quarterly Report on Form 10-Q for the quarterly period ended November 27, 2004, before it is filed.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas Nesbit	(952)	443-2500

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required the under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

The Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended August 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HEI, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 10, 2005	By	/s/ Douglas Nesbit

Douglas Nesbit
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).